MERRILL LYNCH DEPOSITOR, INC.

September 26, 2012

Via E-mail

Rolaine S. Bancroft

Senior Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Merrill Lynch Depositor, Inc. Registration Statement on Form S-3 Filed June 15, 2012 File No. 333-182150

Dear Mr. Bancroft:

Set forth below are the responses of Merrill Lynch Depositor, Inc. (the “Depositor”) to comments of the Securities and Exchange Commission (the “Commission”) received by letter dated July 13, 2012, in respect of the Depositor’s Registration on Form S-3 (the “Registration Statement”) filed by the Depositor on June 15, 2012.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will provide blackline versions of the filing to you by e-mail, marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Commission’s corresponding comment in bold, italicized text.

Securities and Exchange Commission

September 26, 2012

Prospectus Supplement

Matters under the Dodd-Frank Wall Street Reform and Consumer Protection Act, page S-25

1.	We note that each prospectus supplement includes a risk factor that discloses the limitations of the issuer or sponsor related to a review of the assets. Please include disclosure in the main body of each prospectus supplement that discloses the nature of the review of the assets conducted, including whether the issuer of any asset-backed security engaged a third party for purposes of performing the review of the pool assets and that your review complies with Rule 193 of the Securities Act. See Item 1111(a)(7) of Regulation AB and Rule 193 of the Securities Act.

RESPONSE:

We acknowledge the Commission’s comment and have provided additional disclosure in each prospectus supplement regarding the nature of the review of the assets conducted. Please see pages S-22 and S-38 of the Prospectus Supplement, pages S-20 and S-36 of the Prospectus Supplement (Class A) and pages S-20 and S-36 of the Prospectus Supplement (Class B) in Amendment No. 1.

Item 17, Undertaking, page II-2

2.	We note that your undertaking under (c)(3)(i) on page II-4 states that “for each prospectus filed by the registrant pursuant to Rule 430B shall be deemed…”(emphasis added) Please revise this undertaking to make it consistent with Item 512(a)(5)(i)(A) of Regulation S-K, which states, in part, “for each prospectus filed by the registrant pursuant to Rule 424(b)(3)” (emphasis added) or tell us why it is not appropriate for you to do so.

RESPONSE:

We acknowledge the Commission’s comment and have revised the disclosure to remove the above referenced statement and to add a statement consistent with Item 512(a)(5)(i)(A) of Regulation S-K. Please see page II-4 of Amendment No. 1.

* * * * *

Securities and Exchange Commission

September 26, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Commission, please contact Michael A. Mazzuchi of Cleary Gottlieb Steen & Hamilton LLP at (202) 974-1572.

Very truly yours,

MERRILL LYNCH DEPOSITOR, INC.

By: /s/ Dylan Lohonen

Name: Dylan Lohonen

Title: President, Principal Executive Officer, and Chairman of the Board of Directors